Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Gozellix Receives Permanent HCPCS Code

Melbourne (Australia) and Indianapolis, IN (U.S.) – 9 July 2025. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix") today announces that its next-generation PSMA[1] PET[2] imaging agent, Gozellix® (kit for the preparation of gallium-68 (^{68}Ga) gozetotide injection), has been granted a permanent Healthcare Common Procedure Coding System (HCPCS) code by the U.S. Centers for Medicare & Medicaid Services (CMS).

Effective from 1 October 2025, CMS and commercial health insurers will recognise the HCPCS Level II code A9616 assigned for reimbursement of Gozellix. The assignment of the code is a significant milestone supporting provider billing and reimbursement for Gozellix, and a further step toward receiving Transitional Pass-Through (TPT) payment status.

After radiolabelling with ^{68}Ga, Gozellix is indicated for PET scanning of PSMA positive lesions in men with prostate cancer who have suspected metastasis and are candidates for initial definitive therapy, and those with suspected biochemical recurrence (BCR) based on elevated serum prostate-specific antigen (PSA) level. With its extended shelf-life and flexible production options, Gozellix overcomes many of the logistical barriers that have historically limited access to PSMA-PET imaging. Telix believes receiving a HCPCS code will support clinical adoption of Gozellix and expanded access to PSMA PET imaging.

Kevin Richardson, Chief Executive Officer, Precision Medicine, Telix, said, "Being granted a HCPCS code marks a significant step forward in Telix's mission to improve access to precision medicine imaging for prostate cancer patients across the United States, regardless of their location. It is also an important enabler for commercial scale-up and reimbursement of Gozellix in the U.S. as we bring our next-generation PSMA PET imaging agent to market."

About Telix Pharmaceuticals Limited

Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Illuccix® (kit for the preparation of gallium-68 (^{68}Ga) gozetotide injection), Telix's first generation PSMA-PET imaging agent, has been approved in multiple markets globally. Gozellix® (kit for the preparation of gallium-68 (^{68}Ga) gozetotide injection) has been approved by the U.S. FDA[3].

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

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[1] Prostate-specific membrane antigen.
[2] Positron emission tomography.
[3] Telix ASX disclosure 21 March 2025.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

Telix Investor Relations (U.S.)
Annie Kasparian
Telix Pharmaceuticals Limited
Director Investor Relations and Corporate Communications
Email: annie.kasparian@telixpharma.com

Media Contact
Eliza Schleifstein
917.763.8106 (Mobile)
Eliza@schleifsteinpr.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.

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